UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Sprott Physical Gold Trust
(Name of Issuer)

Units
(Title of Class of Securities)

85207H104
(CUSIP Number)

Eric S. Sprott Suite 2700, South Tower Royal Bank Plaza 200 Bay Street Toronto, Ontario Canada M5J 2J1 Telephone (416) 943-6420
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	85207H104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eric S. Sprott

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

7,628,112

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

7,628,112

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

7,628,112

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.23% (145,921,997 units of the Trust were issued and outstanding as of September 16, 2011)

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	85207H104

Item 1.	Security and Issuer.

This Schedule 13D relates to units ("Units") of Sprott Physical Gold Trust, a trust established under the laws of the Province of Ontario, Canada (the "Trust"), whose principal executive offices are located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1.

Item 2.	Identity and Background.

(a)	Eric S. Sprott
(b)	c/o Sprott Asset Management LP, Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1

(c)
Chief Executive Officer of Sprott Asset Management LP, Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1, which serves as manager of the Trust, and Chief Executive Officer of Sprott Asset Management GP Inc., Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1, the general partner of the manager of the Trust

(d)	Mr. Sprott has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Mr. Sprott has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Canada

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, Mr. Sprott may be deemed to beneficially own 7,628,112 Units.  These Units are held in (i) the personal account of Mr. Sprott and (ii) the accounts of private investment vehicles advised by entities controlled by Mr. Sprott.

No borrowed funds were used to purchase the Units reported herein.

Item 4.	Purpose of Transaction.

The Units of the Trust were acquired for investment purposes.

Mr. Sprott has no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Trust or the disposition of presently-owned securities of the Trust; (b) any extraordinary corporate transaction involving the Trust; (c) a sale or transfer of a material amount of assets of the Trust; (d) any change in the present Board of Directors or management of the Trust; (e) any material change in the present capitalization or dividend policy of the Trust; (f) any material change in the operating policies or corporate structure of the Trust; (g) any change in the Trust's charter or by-laws; (h) the Units of the Trust ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Trust to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.  Mr. Sprott, however, reserves the right, at a later date, to effect one or more of such changes or transactions in the number of Units of the Trust he may be deemed to beneficially own.

Mr. Sprott controls 5.23% of the voting interests in the Trust. An entity controlled by Mr. Sprott serves as the manager and promoter of the Trust.
Item 5.	Interest in Securities of the Issuer.

(a), (b)
The percentage of beneficial ownership has been calculated based upon an aggregate of 145,921,997 Units outstanding as of September 16, 2011.

As of the date hereof, Mr. Sprott may be deemed to beneficially own 7,628,112 Units, or 5.23% of Units of the Trust.  These Units are held in (i) the personal account of Mr. Sprott and (ii) the accounts of private investment vehicles advised by entities controlled by Mr. Sprott.

Mr. Sprott shares the power to vote or direct the vote of 0 Units to which this filing relates.

Mr. Sprott has the sole power to vote or direct the vote of 7,628,112 Units to which this filing relates.

Mr. Sprott shares the power to dispose or direct the disposition of 0 Units to which this filing relates.

Mr. Sprott has the sole power to dispose or direct the disposition of 7,628,112 Units to which this filing relates.

Mr. Sprott specifically disclaims beneficial ownership in the Units reported herein except to the extent of his pecuniary interest therein.

(c)
The trading dates, number of Units purchased and sold and price per Unit for the only transactions in the Units since the previous amendment to this Schedule 13D was filed by Mr. Sprott are set forth in Exhibit A.  All transactions were in the open market.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Sprott does not have any contract, arrangement, understanding or relationship with any person with respect to the Units of the Trust.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: List of transactions in the Sprott Physical Gold Trust Units

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ERIC S. SPROTT*
/s/ Eric S. Sprott

September 16, 2011

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

* Mr. Sprott disclaims beneficial ownership over the securities reported herein except to the extent of Mr. Sprott's pecuniary interest therein.

Exhibit A

Transactions in the Sprott Physical Gold Trust Units

Date of Transaction	Number of Units Purchased/(Sold)	Price per Unit
9-7-11	(55,400)	$16.1018
9-8-11	(176,300)	$16.4234
9-9-11	(200,000)	$16.2798
9-9-11	(400,000)	$16.3354
9-12-11	(82,100)	$16.1064
9-13-11	(86,200)	$16.0091
9-13-11	(100,000)	$16.0330
9-13-11	(122,696)	$16.1720
9-14-11	(177,304)	$16.0218
9-15-11	(100,000)	$15.7015
9-15-11	(62,027)	$15.7441